JF 9-11-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

✳ ✳ AR 9-8-2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

SFP 5 2003

B26

SEC FILE NUMBER
8- 20930



03051910

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____07/01/02_____ AND ENDING_____06/30/03_____
                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

___TRIAD SECURITIES CORP___

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___111 Broadway, 11TH Floor___
                          (No. and Street)

___New York___   ___NY___   ___10006___
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Mr. Michael Weiss___   ___212-349-9184___
                                                                           (Area Code - Telephone Number)

SEP 0 5 2003

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___McGladrey & Pullen, LLP___
                          (Name - if individual, state last, first, middle name)

___750 Third Avenue___	___New York___	___NY___	___10017___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 1 2 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Richard Schultz</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Triad Securities Corp</u>, as of **June 30, 2003** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: <u>NONE</u>.

_____
Signature

<u>   PRESIDENT   </u>
Title

_____
Notary Public

CYNTHIA DEMARCO
Notary Public, State of New York
No. 01DE5057091
Qualified in New York County
Commission Expires March 18, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Triad Securities Corp.

Financial Report
06.30.2003

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Triad Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Triad Securities Corp. as of June 30, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triad Securities Corp. as of June 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
August 11, 2003

Triad Securities Corp.

Statement of Financial Condition
June 30, 2003

ASSETS

Cash	$	815,048
Deposit with clearing broker		100,000
Commissions receivable from clearing broker		735,872
Prepaid expenses and other current assets		11,059
Equipment - at cost (less accumulated depreciation of $241,398)		53,466
Other assets		240,686
Deferred income taxes		32,000
Total assets	$	1,988,131

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	298,854
Deferred grant revenue		357,500
Total liabilities		656,354
Stockholders' Equity:		
Common stock - no par value, authorized, issued and outstanding - 200 shares		24,950
Additional paid-in capital		208,088
Retained earnings		1,098,739
Total stockholders' equity		1,331,777
Total liabilities and stockholders' equity	$	1,988,131

See notes to financial statements.

Triad Securities Corp.

Statement of Operations
Year Ended June 30, 2003

Revenues:		
Commissions	$	4,937,981
Interest and dividends		305,315
Other		366,897
Total revenues		5,610,193
Expenses:		
Transaction, exchange and clearing costs		938,864
Compensation and related expenses		2,838,031
Communication and information services		496,608
General and administrative expenses		603,718
Support expenses paid to related party		268,651
Travel and entertainment		224,448
Interest expense		4,619
Other expenses		20,809
Total expenses		5,395,748
Income before provision for taxes		214,445
Provision for Income Taxes:		
Current - state and local		24,068
Net income	$	190,377

See notes to financial statements.

Triad Securities Corp.

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2003

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
	Shares	Amount			
Balance, beginning	200	$ 24,950	$ 208,088	$ 1,287,362	$ 1,520,400
Net income	-	-	-	190,377	190,377
Dividends paid	-	-	-	(379,000)	(379,000)
Balance, ending	200	$ 24,950	$ 208,088	$ 1,098,739	$ 1,331,777

See notes to financial statements.

Triad Securities Corp.

Statement of Cash Flows
Year Ended June 30, 2003

Cash Flows From Operating Activities:		
Net income	$	190,377
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		35,569
Deferred rent		(2,959)
Changes in assets and liabilities:		
Deposit with clearing broker		100,000
Commissions receivable		94,402
Prepaid expenses and other current assets		44,813
Other assets		(30,705)
Accounts payable and accrued expenses		(142,679)
Deferred grant revenue		57,500
Net cash provided by operating activities		346,318
Cash Flows (Used In) Investing Activities:		
Equipment purchased		(13,970)
Cash Flows (Used In) Financing Activities:		
Stockholders' dividends paid		(379,000)
Net (decrease) in cash		(46,652)
Cash:		
Beginning		861,700
Ending	$	815,048
Supplemental Disclosures of Cash Flows Information:		
Interest paid	$	5,585
Income taxes paid	$	62,500

See notes to financial statements.

Triad Securities Corp.

Notes To Financial Statements

Note 1. Organization

Triad Securities Corp. was incorporated in New York on July 8, 1976. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal office is located in New York City, and has satellite offices in Connecticut, and Long Island, New York.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2. Summary of Significant Accounting Policies

Revenue recognition: The Company receives commission income in accordance with the terms of its agreements with clearing broker/dealers. Commission income and related expenses are recognized on a trade date basis.

Equipment: Equipment is depreciated using the declining balance method over their estimate useful lives ranging from five to seven years.

Income taxes: The Company has elected to be taxed as an S Corporation under the Internal Revenue Code and New York State law. Accordingly, only appropriate state and local income taxes have been provided in the accompanying financial statements.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities, principally deferred grant revenues, using enacted tax rates in effect in the years in which differences are expected to reverse.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Triad Securities Corp.

Notes To Financial Statements

Note 3. Lease Commitments

The Company is obligated under noncancelable operating leases for premises through the fiscal year 2009. Minimum annual rentals under the noncancelable lease are as follows:

Year Ending June 30,

2004	$ 255,548
2005	262,168
2006	268,746
2007	276,849
2008	283,770
2009	23,696
	$ 1,370,777

In addition, the Company leases office space in New York and Connecticut on a month to month basis. Deferred rent credit included in accounts payable and accrued expenses in the accompanying balance sheet results from rent reductions provided for at the inception of the lease. Rent expense is recorded on a straight-line basis over the lease term. Rent expense for the fiscal year ended June 30, 2003 was $268,327.

Note 4. Stockholders' Equity

Net capital requirements: The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of June 30, 2003, the Company had net capital of $944,566, which was $894,566 in excess of its required net capital. The Company's net capital ratio was .69 to 1.

Note 5. Retirement Plans

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year the Company has the option of making discretionary contributions. There was no provision made as of June 30, 2003.

Note 6. Concentration Of Risk

The Company maintains cash balances with a financial institution which, at times, may exceed the FDIC insurable limit.

Note 7. Related Party Transactions

The Company is affiliated with Triad Securities Limited (TSL) through common ownership. The Company has guaranteed certain sums now or hereinafter incurred by TSL, provided the liability of the Company is limited to $50,000. The Company can be required to perform on the guarantee only in the event of nonpayment of amounts owed by TSL. Management evaluates the Company's exposure to loss annually and provides accruals for such as deemed necessary. No accruals were deemed necessary at June 30, 2003.

Additionally, the Company paid related support expenses to TSL in the amount of $268,651 for the year ended June 30, 2003.

Triad Securities Corp.

Notes To Financial Statements

Note 8. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 9. September 11, 2001 Tragedy

The Company's principal office is located near the scene of the terrorist attacks of September 11, 2001. In April 2003, The Company received additional $57,500 from the World Trade Center Grant Program administered by the Empire State Development Authority. The Grant requires the Company to continue their operations in New York City through February 2008 or the Grant must be repaid. Accordingly, the $57,500, along with the $300,000 received last year under the Program which requires the Company to continue their operations in New York City through February 2005, has been deferred and is included with liabilities in the accompanying statement of financial condition.

Note 10. Delayed Adoption of Accounting Standards

The FASB has issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the income statement. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. The Company is required to apply Statement No. 150 for the year beginning on July 1, 2003.

The Company does not expect the application of Statement No. 150 to have a material effect on the accompanying financial statements.

McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report On Supplementary Information
Required By Rule 17a-5 Of The Securities and Exchange Commission**

Board of Directors
Triad Securities Corp.
New York, New York

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
August 11, 2003

Triad Securities Corp.

Computation of Net Capital and Aggregate Indebtedness Under Sec Rule 15c3-1
June 30, 2003

Computation of Net Capital:

Total stockholders' equity per statement of financial condition			$ 1,331,777
Less:			
Nonallowable Assets:			
Prepaid expenses and other current assets	$	11,059	
Fixed assets		53,466	
Other assets		240,686	
Deferred income taxes		32,000	(337,211)
Other:			
Guarantee of related party's debt			(50,000)
Net capital			944,566
Minimum Net Capital Required (greater of $50,000, or 6-2/3% of aggregate indebtedness, as defined)			50,000
Excess net capital			$ 894,566
Computation of Aggregate Indebtedness:			
Accounts payable and accrued expenses			$ 298,854
Deferred grant revenue			357,500
Total aggregate indebtedness			$ 656,354
Ratio of Aggregate Indebtedness to Net Capital			.69 to 1

Triad Securities Corp.

Reconciliation of Computation of Net Capital and
Aggregate Indebtedness Under Sec Rule 15c3-1

June 30, 2003

Net Capital:

As reported in the Company's Part IIA (unaudited) FOCUS Report	$	930,994
Adjustments resulting in net decrease in nonallowable assets		13,572
Net capital - per Supplemental Schedule on Page 11	$	944,566

Aggregate Indebtedness:

As reported in Company's Part IIA (unaudited) FOCUS Report	$	669,926
Adjustments resulting in decrease to aggregate indebtedness		(13,572)
Aggregate indebtedness per Supplemental Schedule on Page 11	$	656,354



Triad Securities Corp.

Computation Of Reserve Requirements Under Exhibit A Of Sec Rule 15c3-3
June 30, 2003

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through other broker/dealers on a fully disclosed basis.

Triad Securities Corp.

Information Relating To The Possession Or Control Requirements Under Sec Rule 15c3-3
June 30, 2003

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through other broker/dealers on a fully disclosed basis.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Board of Directors
Triad Securities Corp.
New York, New York

In planning and performing our audit of the financial statements and supplementary schedules of Triad Securities Corp. (the "Company") for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

McGladrey & Pullen, LLP is an independent member firm of
RSM International, an affiliation of independent accounting
and consulting firms.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
August 11, 2003

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